UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2025

Mala Murthy
Executive VP and Chief Financial Officer
TriNet Group, Inc.
One Park Place, Suite 600
Dublin, CA 94568

Re: TriNet Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
File No. 001-36373

Dear Mala Murthy:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024

Management's Discussion and Analysis
Non-GAAP Financial Measures, page 38

1. Please tell us how you considered Question 100.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations when adjusting for interest expense while not adjusting for interest income in your non-GAAP measure, adjusted EBITDA.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Valeria Franks at 202-551-7705 or Keira Nakada at 202-551-3659 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services